Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2009 of Precision Drilling Trust (the “Trust” or “Precision”) prepared as at October 21, 2009 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with Precision’s 2008 Annual Report, Annual Information Form, the unaudited September 30, 2009 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 19 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION
(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except per unit amounts and where noted)	2009	2008	% Change	2009	2008	% Change

Revenue	$253,337	$285,639	(11.3)	$911,379	$766,842	18.8
EBITDA(1)	85,739	118,820	(27.8)	314,386	301,741	4.2
Net earnings	71,696	82,349	(12.9)	186,588	210,354	(11.3)
Cash provided by operations	19,948	3,241	515.5	434,098	261,006	66.3
Capital spending	14,198	75,457	(81.2)	179,443	130,269	37.7
Distributions declared	–	49,046	(100.0)	6,408	147,137	(95.6)
Net earnings per unit:(2)
Basic	0.26	0.61	(57.4)	0.77	1.56	(50.6)
Diluted	0.25	0.61	(59.0)	0.75	1.56	(51.9)
Distributions declared per unit	–	0.39	(100.0)	0.04	1.17	(96.6)
Contract drilling rig fleet	390	249	56.6	390	249	56.6
Drilling rig utilization days:
Canada	4,653	10,048	(53.7)	14,634	25,422	(42.4)
United States	4,835	2,197	120.1	16,773	4,759	252.4
International	176	–	nm	176	143	23.1
Service rig fleet	229	229	–	229	229	–
Service rig operating hours	49,581	87,995	(43.7)	147,253	255,621	(42.4)
(1)	EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, depreciation and amortization and foreign exchange. See “NON-GAAP MEASURES”.
(2)	Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009. See note 10 to the unaudited consolidated financial statements.

nm – calculation not meaningful

FINANCIAL POSITION AND RATIOS
	September 30,	December 31,	September 30,
(Stated in thousands of Canadian dollars, except ratios)	2009	2008	2008

Working capital	$279,201	$345,329	$192,670
Working capital ratio	2.5	2.0	2.3
Long-term debt(1)	$795,560	$1,368,349	$231,784
Total long-term financial liabilities	$822,554	$1,399,300	$238,900
Total assets	$4,360,861	$4,833,702	$1,974,135
Long-term debt to long-term debt plus equity ratio	0.23	0.37	0.14
(1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

PRECISION DRILLING TRUST

OVERVIEW

Precision Drilling Trust reported revenue of $253 million for the third quarter of 2009, an 11% decrease from the third quarter of 2008. Earnings before interest, taxes, depreciation and amortization and foreign exchange (“EBITDA”) were $86 million for the third quarter of 2009, a 28% decline from the third quarter of 2008. The decrease in revenue and EBITDA was due to significantly lower customer demand on an industry-wide basis, partially mitigated by Precision’s acquisition in December 2008 of Grey Wolf, Inc (“Grey Wolf”), an onshore drilling contractor in the United States with 123 rigs including two in Mexico. Precision reported net earnings of $72 million or $0.25 per diluted unit for the quarter ended September 30, 2009, a decrease of 13% compared to $82 million or $0.61 per diluted unit in the third quarter of 2008. Net earnings in the third quarter of 2009 were reduced by a $27 million increase in finance charges. Net earnings were increased in the quarter by a $63 million foreign exchange gain, or after-tax $0.19 per diluted unit. Net earnings per unit were impacted by the 119% increase in units outstanding in the one-year period ending September 30, 2009.

For the nine months ended September 30, 2009, net earnings were $187 million or $0.75 per diluted unit, a decrease of $24 million or 11% compared to $210 million or $1.56 per diluted unit for the first nine months of 2008. Net earnings decreased due to increased financing charges and lower utilization rates throughout North America partially offset by growth in Precision’s rig fleet in the United States. Earnings were supported by high-margin term customer contracts and a $105 million foreign exchange gain, or after-tax $0.36 per diluted unit, but these favourable factors did not entirely offset lower earnings from the sharp reduction in equipment utilization and customer pricing compared to 2008 results. Rig utilization days for the first nine months of 2009 were 4% higher than the same period of 2008 due to growth in Precision’s United States operations. EBITDA for the first nine months of 2009 totaled $314 million, a 4% increase from $302 million for the first nine months of 2008.

On a sequential basis, third quarter 2009 revenue increased by 21% over the second quarter. The increase was attributed to higher rig activity due to seasonality in Canada, demand for services on oil wells and early indications that drilling for natural gas may have bottomed in the second quarter. EBITDA margin as a percentage of revenue increased 6% over the second quarter due to the influence of higher rig activity and high margin term contracts partially offset by lower customer pricing on new work. During the quarter 61% of overall drilling rig utilization days were generated from term contracts with term contract utilization day concentration in Canada at 42%, the United States at 78% and Mexico at 100%.

During the first three quarters of 2009, Precision focused on reducing debt levels and strengthening its capital structure and as a result Precision took decisive steps to conserve cash and improve financial position. Precision repaid long-term debt by $479 million during the first three quarters of 2009 while maintaining a strong working capital balance of $279 million at September 30, 2009. Cash continues to be conserved through the indefinite suspension of cash distributions to unitholders and cost reduction measures that include personnel reductions and operating facility consolidation. Planned upgrade capital expenditures on existing equipment were significantly reduced and all of the new Super Series rigs from the 18 rig 2008 build program have been completed.

As announced for the second quarter of 2009, Precision entered into a series of financing transactions that raised approximately $380 million used to strengthen the Trust’s balance sheet by refinancing and restructuring debt incurred in the acquisition of Grey Wolf. The financing transactions lowered the Trust’s overall debt level, reduced and provided certainty to an overall blended interest rate of about 8% and right sized loan facilities to provide liquidity to fund future requirements.

Revenue of $253 million in the third quarter of 2009 was 11% lower than the prior year period. The decrease was due to the impact of global economic conditions and low commodity prices that led to a sharp reduction in drilling and servicing of oil and natural gas wells. The decrease was partially mitigated by Precision’s 2008 expansion initiatives through organic and acquisition growth in the United States onshore contract drilling rig market. Precision marketed an average United States fleet of 160 drilling rigs during the third quarter of 2009 as compared to a fleet of 24 drilling rigs in 2008. Revenue in Precision’s Canadian Contract Drilling Services division decreased 46% while revenue declined 49% in the Canadian based Completion and Production Services segment compared to the third quarter of 2008. The

MANAGEMENT'S DISCUSSION AND ANALYSIS

mix of drilling rigs under term contracts and on complex well-to-well programs supported relatively strong average rig day rate results in the quarter.

The Trust reported EBITDA for the third quarter of $86 million compared with $119 million for the third quarter of 2008. EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”) as discussed in the section “Non-GAAP Measures” in this report. EBITDA margin, calculated as EBITDA as a percentage of revenues, was 34% for the third quarter of 2009 compared to 42% for the same period in 2008. The 8% EBITDA margin decrease was attributable to decreased customer pricing and lower overall utilization in both operating segments offset by margin from idle but contracted rigs in the United States and Canada. Consistent with the previous quarter, Precision’s term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of supply chain and maintenance served to limit the declines.

In the Contract Drilling Services segment Precision currently markets 390 contract drilling rigs, including 226 in Canada, 161 in the United States, three rigs in international locations and 96 drilling rig camps. Precision’s Completion and Production Services segment markets 229 service rigs, 29 snubbing units, 78 wastewater treatment units and a broad mix of rental equipment.

During the quarter an average of 51 drilling rigs worked in Canada, 53 in the United States and two in Mexico totaling 106 rigs working. This compares with an average of 77 rigs working in the second quarter of 2009. Despite the sequential increase, drilling activity continued to be subject to weak customer demand due to low natural gas prices.

The first three quarters of 2009 continued to reflect a weak global economy and resulting low energy commodity prices. While the economy has begun to show signs of stabilization and oil pricing has recovered somewhat, there remains considerable demand uncertainty for both oil and natural gas and this triggered very low underlying customer demand for oilfield services.

At the end of the quarter these conditions persist as the fundamentals for natural gas continued to show weakness as a result of record high storage levels in the United States. The supply capacity was delivered through drilling activity peaking in 2008 in many regions within the United States, especially unconventional resource plays in Texas and Louisiana. A significant portion of these wells, and the associated gas production gains, are subject to high depletion rates and the recent steep decline in drilling is beginning to show in recently reported production levels.

During the quarter two new rigs were deployed in the United States while in Canada and internationally, there was no change in rig counts as Precision continued to operate two drilling rigs in Mexico and has one idle rig in Chile. Precision will be opportunistic in deploying rigs to international markets with moderate new capital investment requirements and contracts that reward high value high performance services.

The industry and Precision have been experiencing declining utilization as customer spending has been dramatically reduced because of lower oil and natural gas commodity prices. For the third quarter of 2009 AECO natural gas spot prices averaged $2.93 per MMBtu, a decrease of 62% over the third quarter 2008 average of $7.80 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$3.15 per MMBtu in the third quarter of 2009 a decrease of 65% over the third quarter 2008 average of US$9.06 per MMBtu. West Texas Intermediate crude oil averaged US$68.18 per barrel during the quarter compared to US$118.68 per barrel in the same period in 2008. The one-year forward price for North American natural gas was also lower, trading in a range of about $4.50 to $6.00 on Canadian and U.S. exchanges in the third quarter of 2009, compared to a range of about $7.50 to $13.00 in the same quarter of 2008.

Third quarter commodity prices and lasting effects from the global economic recession remain as harbingers for challenging conditions, despite recent economic stabilization. Difficult capital markets, a weakening United States currency and relatively low natural gas commodity prices continue to have a negative impact on the North American oilfield service industry. According to industry sources, as at October 9, 2009, the United States active land drilling rig count was down about 47% from the same period in the prior year while the Canadian drilling rig count was down about 49%.

PRECISION DRILLING TRUST

Summary for the three months ended September 30, 2009:

•
The integration of the Grey Wolf acquisition in the United States has proceeded on schedule with a new organizational structure and financial systems in place throughout the quarter. The roll-out of vertical business support through supply chain and equipment management was initiated during the quarter and the development of business scope and certain new processes will continue through the fourth quarter of 2009 and into 2010.

•	Revenue was $253 million, a decrease of $32 million or 11% from the prior year quarter due to lower industry- wide customer demand and pricing for most of Precision’s services.

•
Operating earnings were $55 million, a decrease of $41 million or 42% from the third quarter in 2008. Operating earnings were 22% of revenue, compared to 34% in 2008. Operating earnings is not a recognized financial measure under GAAP as discussed in the section “Non-GAAP Measures” in this report.

•
Capital expenditures for the purchase of property, plant and equipment were $14 million in the third quarter, a decrease of $61 million over the same period in 2008, and included $10 million on expansionary capital initiatives and $4 million on the upgrade of existing assets. During the quarter two newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts in the United States. This completes Precision’s 2008 new rig build program and upgrade capital spending was restricted at low levels to match equipment utilization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

•
Financial charges were $29 million, an increase of $27 million from the prior year. This increase is due to credit facilities entered into during the fourth quarter 2008, however, this quarter’s charges are down from $45 million in the second quarter of this year due to refinancing completed in the second quarter.

•
A significant portion of Precision’s secured credit facilities are denominated in US dollars. During the quarter Precision recorded an unrealized foreign exchange gain of $67 million primarily due to a weakening of the US dollar compared to the Canadian dollar and the effect on the financial statement translation of long-term monetary items.

•
General and administrative costs were $25 million an increase of $12 million from the prior year due primarily to growth in Precision’s United States operations, professional fees for advisory services and accruals for unit based compensation plans partially offset by personnel reductions and reduced discretionary expenses.

•
Average revenue per utilization day for contract drilling rigs in the third quarter of 2009 compared to the same period per day 2008 increased to US$22,497 from US$20,577 in the United States and from $15,296 in 2008 to $18,209 in 2009 for Canada. The increase in the revenue rates for Canada principally reflects $9 million in revenue generated from idle but contracted rigs associated with term customer contracts. The increase in revenue rates in the United States reflects the new rig mix associated with the acquisition, including turnkey operations, and US$9 million in revenue generated from idle but contracted rigs associated with term customer contracts. Turnkey revenue was US$6 million generated from 117 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $614 in the third quarter of 2009 compared to $604 in the second quarter of 2009 and $675 for the third quarter of 2008.

•
Average operating costs per utilization day for drilling rigs increased in the third quarter of 2009 to US$12,692 from the prior year third quarter of US$10,289 in the United States and increased in Canada from $8,351 to $8,822. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $438 in the third quarter of 2009 compared to $420 in the third quarter of 2008. Costs were slightly higher on Canadian drilling rigs due to fixed costs and an average deeper fleet working offset by cost saving initiatives implemented during the first and second quarters. In the United States the increase was also impacted by turnkey operations where there is a larger scope of drilling costs that the drilling contractor is responsible for providing, with a commensurate increase in revenue.

Summary for the nine months ended September 30, 2009:

•
Precision lowered its debt to capitalization ratio from 0.37 at December 31, 2008 to 0.23 at September 30, 2009 with debt repayment of $479 million from proceeds through three equity raises and cash flow from operations in the first three quarters of 2009. As at September 30, 2009 Precision had a cash balance of $178 million and in combination with access to its US$260 million revolving credit facility and $25 million operating line, Precision continues to carry sufficient liquidity.

•	Revenue was $911 million, an increase of $145 million or 19% from the prior year due to growth in Precision’s United States operations offset by lower activity levels and lower customer pricing.

•	Operating earnings were $212 million, a decrease of $29 million or 12% from 2008. Operating earnings were 23% of revenue, compared to 31% in 2008.

•
Capital expenditures for the purchase of property, plant and equipment were $179 million in the first three quarters of 2009, an increase of $49 million over the same period in 2008, and included $158 million on expansionary capital initiatives and $21 million on the upgrade of existing assets. During the first nine months 16 newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, seven in Canada and nine in the United States.

PRECISION DRILLING TRUST

•
Financial charges were $113 million, an increase of $106 million from the prior year due to debt service and refinancing costs associated with acquisition growth late in the fourth quarter of 2008. With the refinancing accomplished in the first half of this year, finance charges are expected to be lower in future quarters.

•
Bad debt expense was $12 million for the nine month period and the allowance for doubtful accounts totaled $18 million. Creditworthiness remains a high priority as low energy commodity prices, especially natural gas, create financial hardship for certain customers.

•
A significant portion of Precision’s secured credit facilities are denominated in US dollars. During the first three quarters Precision recorded an unrealized foreign exchange gain of $118 million primarily due to a weakening of the US dollar compared to the Canadian dollar and the effect on the translation of long-term monetary items.

•
General and administrative costs were $75 million, an increase of $26 million from the prior year due primarily to acquisition growth in Precision’s United States operations partially offset by personnel reductions and reduced discretionary expenses.

OUTLOOK

The foundation for higher natural gas demand may be taking root now as early fourth quarter economic indicators provide the basis for stability and positive momentum. Commodity prices have improved on signs that global economies are no longer contracting and unemployment rates are stabilizing. Oil continues to trade well above its 52 week lows and has been a positive development for active rig counts in Canada and the United States. North American spot gas pricing since September 30, 2009 has recovered to the mid-four dollar range and the one year forward strip now trades at about six dollars. These are positive trends for customer cash flows and this may reflect an inflection point from gas demand uncertainty to growing concern over lower North American gas supply.

Currently, with the recession negatively impacting energy demand and with increased onshore domestic production, the United States natural gas storage levels are at a record high level surpassing the high end of the five-year average range and as at October 9, 2009 were 14% higher than storage volumes a year ago. The increase in United States natural gas production, concerns over declines in industrial gas consumption and the prospect of higher liquefied natural gas (“LNG”) imports continues to overshadow lower Canadian imports and the precipitous drop in active North American rigs drilling for natural gas. At current drilling levels, Precision expects the United States supply of natural gas to show significant declines over the next twelve months as United States production has begun to drop off according to the latest available data. Subject to demand, this should lead to higher commodity prices and support a recovery in drilling activity.

With low equipment utilization, the competitive pressure on all of Precision’s service offerings remains, resulting in lower rates for services. In the United States there has been a recent leveling of rigs working and a seasonal increase in rigs working in Canada though significantly lower than the second half of 2008. Precision expects these low levels of utilization to persist into the fourth quarter of 2009 and potentially longer depending on natural gas prices. Customers have provided very little visibility regarding their oilfield service plans and expenditures beyond the fourth quarter of 2009. Precision expects EBITDA and EBITDA as a percentage of revenue to continue to decline from first half 2009 levels, though fourth quarter Canadian levels should be higher than third quarter 2009 levels as rigs return to service for certain winter only drilling programs.

Precision continues to carry a strong portfolio of long-term customer contracts that help mitigate the effects of the current downturn. Precision expects to have an average of approximately 80 rigs under day work term contract in North America in the fourth quarter of 2009 and an average of 72 for the first quarter of 2010. These term contract totals include 10 rigs in the United States that are currently not working but receiving margin revenue from customers. In Canada, term contracted drilling rigs generate about 200 to 250 utilization days a year due to the seasonal nature of well access whereas in the United States Precision expects about 350 utilization days in most regions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For all of 2009, Precision expects to have an average of approximately 94 rigs under term contract, with 55 rigs contracted in the United States, 37 in Canada and two in Mexico. For 2010, Precision’s current position is to have an average of approximately 34 rigs in Canada under term contract and 28 in the United States and one in Mexico, for a total of 63 for the full year. For the calendar year of 2011, Precision expects an average of approximately 36 rigs to be generating revenue under existing term contracts, with 19 of these in Canada and 17 in the United States. Precision’s long-term contracts continue to be honoured by its customers although in some cases, term revisions have been negotiated within original economic terms or paid out.

Precision expects to keep non-expansion capital expenditures at low levels during 2009. Capital expenditures totaled $179 million in the first nine months of 2009 and are expected to be approximately $210 million for the full year, with approximately $40 million for upgrade capital and $170 million for previously committed expansion capital. The expansion capital was primarily for 16 new rigs placed into service in 2009 pursuant to completion of the 2008 new rig build program.

Despite the persistence of near term challenges, the future of the global oil and gas service industry remains promising. For Precision, growth in the United States has positioned its rig fleet in most of the onshore growth basins in North America and this is expected to provide an opportunity to demonstrate its value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	% Change	2009	2008	% Change

Revenue:
Contract Drilling Services	$216,391	$212,567	1.8	$791,496	$547,938	44.4
Completion and
Production Services	38,738	76,701	(49.5)	127,303	228,980	(44.4)
Inter-segment eliminations	(1,792)	(3,629)	50.6	(7,420)	(10,076)	26.4
	$253,337	$285,639	(11.3)	$911,379	$766,842	18.8

Operating earnings:(1)
Contract Drilling Services	$60,484	$79,389	(23.8)	$221,536	$203,252	9.0
Completion and
Production Services	4,536	21,604	(79.0)	17,411	64,277	(72.9)
Corporate and other	(9,659)	(4,971)	(94.3)	(27,110)	(26,347)	(2.9)
	$55,361	$96,022	(42.3)	$211,837	$241,182	(12.2)
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

PRECISION DRILLING TRUST

(Stated in thousands of Canadian dollars,	Three months ended September 30,					Nine months ended September 30,
except where noted)	2009		2008		% Change	2009		2008		% Change

Revenue		$216,391		$212,567	1.8		$791,496		$547,938	44.4
Expenses:
Operating		117,200		112,121	4.5		439,513		288,559	52.3
General and administrative		13,097		5,850	123.9		43,440		17,310	151.0
EBITDA(1)		86,094		94,596	(9.0)		308,543		242,069	27.5
Depreciation		25,610		15,207	68.4		87,007		38,817	124.1
Operating earnings(1)		$60,484		$79,389	(23.8)		$221,536		$203,252	9.0

Operating earnings as a
percentage of revenue		28.0%		37.3%			28.0%		37.1%
Drilling rig revenue per utilization
day in Canada(2)		18,209		$15,296	19.0		$18,398		$15,882	15.8
Drilling rig revenue per utilization
day in the United States(2)	US$	22,497	US$	20,577	9.3	US$	24,344	US$	21,541	13.0
(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)	Includes revenue from idle but contracted rig days and/or rig contract lump sum payouts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended September 30,
	2009		2008
Canadian onshore drilling statistics:(1)	Precision	Industry (2)	Precision	Industry (2)

Number of drilling rigs (end of period)	226	865	220	879
Drilling rig operating days (spud to release)	4,232	16,406	9,008	38,898
Drilling rig operating day utilization	20%	21%	44%	48%
Number of wells drilled	584	2,004	1,444	5,270
Average days per well	7.2	8.2	6.2	7.4
Number of metres drilled (000s)	891	3,046	1,786	6,826
Average metres per well	1,525	1,520	1,237	1,295
Average metres per day	210	186	198	175

	Nine months ended September 30,
	2009		2008
Canadian onshore drilling statistics:(1)	Precision	Industry(2)	Precision	Industry (2)

Number of drilling rigs (end of period)	226	865	220	879
Drilling rig operating days (spud to release)	13,103	53,017	22,578	98,683
Drilling rig operating day utilization	21%	22%	36%	41%
Number of wells drilled	1,666	5,909	3,307	11,964
Average days per well	7.9	9.0	6.8	8.2
Number of metres drilled (000s)	2,487	8,482	4,334	16,060
Average metres per well	1,493	1,435	1,310	1,342
Average metres per day	190	160	192	163
(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”), Precision and Nickle’s Daily Oil Bulletin – excludes non-CAODC rigs and non-reporting CAODC members.

	2009		2008
United States onshore drilling statistics: (3)	Precision	Industry (4)	Precision	Industry (4)

Average number of active land rigs
for quarters ended:
March 31	82	1,287	13	1,712
June 30	50	885	15	1,797
September 30	53	936	24	1,910
Year to date	61	1,036	17	1,806
(3)	United States lower 48 operations only.
(4)	Baker Hughes rig counts.

In the Contract Drilling Services segment, revenue for the third quarter of 2009 increased by 2% to $216 million while EBITDA decreased by 9% to $86 million compared to the same period in 2008. The increase in revenue was due to acquisition growth in December, 2008. The decline in EBITDA was due to lower rig utilization days in Canada. Activity in North America was impacted by lower customer demand due to continued low natural gas and oil prices. Drilling rig revenue per utilization day in Canada was up 19% over the prior year due to a greater percentage of contracted rig days compared to prior year, revenue from idle but contracted rigs and proportionately more activity from the Super Triple and Super Single rigs which typically receive a day rate premium. During the quarter 42% of Precision’s utilization days in Canada and 78% of the utilization days in the United States were generated from rigs under term contract. In the United States the average drilling utilization day rates for Precision remained relatively strong due to term contracted rigs and margin contributions from idle but contracted rigs. As at the end of the quarter in the United States there were 38 drilling rigs working under term contracts and another 10 idle but contracted rigs where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the third quarter of 2009 were 4,653 a decrease of 54% compared to 10,048 in 2008. Drilling rig activity for Precision in the United States was 120% higher than the same quarter of 2008 due to the acquisition in December, 2008. In the prior year quarter, Precision did not have any drilling rigs operating internationally compared to 176 utilization days in the current quarter from operations in Mexico.

PRECISION DRILLING TRUST

Precision’s camp and catering division experienced an activity decrease of 60% over the prior year third quarter as demand for base camp and traditional rig camps fell with the overall decline in oilfield service activity in western Canada.

Operating expenses were 54% of revenue for the quarter compared to 53% for the prior year quarter. Operating costs for the quarter were marginally higher than the prior year due to fixed costs and a deeper fleet on average offset by cost containment measures.

Despite the significant drop in activity and increased pressure on day rates, EBITDA margins in contract drilling were only slightly lower than prior year due to term contracts, management control over costs and efforts to minimize the erosion of drilling rig day rates.

Depreciation in the Contract Drilling Services segment increased from the prior year due to the increase in activity in the United States and the increase in carrying value of rigs to fair market value on acquisition. The segment applies the unit of production method in calculating rig depreciation expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except where noted)	2009	2008	% Change	2009	2008	% Change

Revenue	$38,738	$76,701	(49.5)	$127,303	$228,980	(44.4)
Expenses:
Operating	27,790	45,831	(39.4)	90,318	137,825	(34.5)
General and administrative	2,698	2,643	2.1	7,169	7,935	(9.7)
EBITDA(1)	8,250	28,227	(70.8)	29,816	83,220	(64.2)
Depreciation	3,714	6,623	(43.9)	12,405	18,943	(34.5)
Operating earnings(1)	$4,536	$21,604	(79.0)	$17,411	$64,277	(72.9)
Operating earnings as a
percentage of revenue	11.7%	28.2%		13.7%	28.1%

	Three months ended September 30,			Nine months ended September 30,
Canadian well servicing statistics:	2009	2008	% Change	2009	2008	% Change

Number of service rigs
(end of period)	229	229	–	229	229	–
Service rig operating hours	49,581	87,995	(43.7)	147,253	255,621	(42.4)
Service rig operating hour utilization	24%	42%		24%	41%
Service rig revenue per
operating hour	$614	$675	(9.0)	$664	$699	(5.0)
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

In the Completion and Production Services segment, revenue for the third quarter decreased by 49% from 2008 to $39 million while EBITDA declined by 71% to $8 million. The decrease in revenue and EBITDA is attributed to the decline in industry activity as customers reduced spending in response to sharply lower oil and natural gas commodity prices.

Service rig activity declined 44% from the prior year period, with the service rig fleet generating 49,581 operating hours in the third quarter of 2009 compared with 87,995 hours in 2008 for utilization of 24% and 42%, respectively. The reduction was a result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells. New well completions accounted for 23% of service rig operating hours in the third quarter compared to 32% in the same quarter in 2008. Well completions in Canada in the third quarter were down 50% – 60% from the same quarter in 2008.

Average service rig revenue per operating hour decreased $61 over the prior year which along with labour cost increases of about $25 per operating hour during the fourth quarter of 2008 negatively impacted EBITDA margin.

Higher variable operating expenses, fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percent of revenue from 60% in the third quarter of 2008 to 72% for the same period in 2009. Operating costs per operating hour increased over the comparable period in 2008 due primarily to increased wages and lower activity.

Depreciation in the Completion and Production Services segment in the third quarter of 2009 was 44% lower than the prior year period due to lower equipment utilization.

PRECISION DRILLING TRUST

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses increased by 94% to $10 million in the third quarter of 2009 compared to $5 million in the same period of 2008. The increase was primarily associated with the integration of the expanded United States operations and the quarterly revaluation of unit based incentive compensation expense.

OTHER ITEMS

Net financing charges of $29 million for the third quarter of 2009 were $27 million higher than the prior year. Included in financing charges is $7 million for the amortization of deferred financing costs. Interest in the quarter was $22 million and reflected reduced debt levels that resulted from the refinancing activities in the second quarter. The increase in interest expense is attributable to higher long-term debt associated with the acquisition of Grey Wolf. During the second quarter, Precision entered into interest rate agreements that effectively fixed the overall effective interest rate at current levels on approximately 83% of the term debt in the secured credit facility for the remaining term and scheduled debt repayment.

The Trust’s effective tax rate on earnings before income taxes for the first nine months of 2009 was 9% compared to 12% for the same period in 2008.

At September 30, 2009 Precision reported goodwill of $772 million of which $488 million relates to the United States contract drilling business unit. With specific reference to goodwill impairment, Precision will continue to monitor the business climate for a significant adverse change from December 31, 2008 and will test for impairment at the end of 2009.

LIQUIDITY AND CAPITAL RESOURCES

During the third quarter the balance sheet strengthened as $59 million in operating cash inflow was used to fund a $39 million change in working capital, $10 million in net capital spending and $8 million in long-term debt reduction and financing costs. Liquidity remains sufficient as Precision reported a cash balance of $178 million and the US$260 million loan revolver in our Secured Loan Facility remains undrawn except for US$28 million in outstanding letters of credit as at September 30, 2009. In addition to the Secured Facility, Precision has a $25 million operating facility which is utilized for working capital management and the issuance of letters of credit.

In connection with the 2008 acquisition of Grey Wolf, a subsidiary of the Trust entered into a new senior secured credit facility (the “Secured Facility”) with a syndicate of lenders that is guaranteed by the Trust and was comprised of term loans and a revolving facility (the “Revolver”). Precision also entered into an unsecured bridge facility with certain of the lenders (the “Unsecured Facility” and, together with the Secured Facility, the “Credit Facilities”) that was also guaranteed by the Trust. The Credit Facilities funded the cash portion of the acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

On February 18, 2009 the Trust issued 46 million Trust units at US$3.75 per unit for gross proceeds of $217 million and proceeds net of fees and expenses of $209 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Grey Wolf acquisition. All of the note holders with the exception of US$10,000 exercised the repurchase option.

In April, Precision announced a series of financing transactions that raised approximately $380 million which was used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of Grey Wolf. The financing transactions enabled the repayment and retirement of Precision’s Unsecured Facility loans of $296 million (US$235 million) which bore interest at 17% and allowed Precision’s Secured Facility to be fully syndicated and thereby provide certainty to the cost of debt. Precision issued $175 million of unsecured notes with an eight-year life requiring no principal payments for the first five years, and reduced the available Revolver capacity to US$260 million in conjunction with the closing of these financing transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The financing transactions, coupled with the Trust’s February 2009 unit offering, reduced Precision’s blended interest rate to approximately 8.3%, reduced Precision’s cash interest expense by approximately $70 million on an annual basis and reduced the Trust’s overall leverage.

The terms of the documents governing the Secured Facility contain provisions that in the event of default or in a liquidation scenario ensure the lenders have priority as to payment over the unitholders in respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to the lenders under the Secured Facility must be paid before any distributions can be made to unitholders. This relative priority of payments could result in a temporary or permanent interruption of distributions to unitholders.

As at September 30, 2009, approximately $815 million was outstanding under the Secured Facility and $175 million was outstanding under the unsecured notes.

During the nine months of 2009 the Trust generated cash from continuing operations of $434 million and issued Trust units for net proceeds of $413 million. The cash generated was used to purchase property plant and equipment net of disposal proceeds and related non-cash working capital of $189 million, repay long-term debt of $479 million, pay additional finance charges of $22 million, and make cash distributions to unitholders of $27 million leaving a cash increase at September 30, 2009 of $130 million offset by a $14 million foreign exchange loss on holding foreign cash.

During the third quarter of 2009, working capital increased by $25 million to $279 million as Precision realized higher activity and corresponding operating results in the current quarter compared to the second quarter of 2009.

DISTRIBUTIONS

Precision converted to an income trust in 2005 as the Canadian tax rules of the day allowed the market to place a higher value for unitholders on the flow-through structure than the traditional corporate structure. In light of legislated and proposed changes, the oilfield service sector outlook and resulting financial operating performance and loan covenants the Trust continues to examine whether the current structure is optimal for Precision’s business strategy and in the best interests of unitholders.

On February 9, 2009 the Trust announced the suspension of cash distributions for an indefinite period. The suspension of cash distributions was taken in response to lower financial operating performance at the start of 2009 and allowed Precision to increase debt repayment capability and balance sheet strength.

In calculating distributable cash, Precision made the following adjustments to cash provided by continuing operations:

•	Deducted the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

•	Deducted the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Added the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducted long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period.

PRECISION DRILLING TRUST

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)	2008	2009

Quarters ended	December 31	March 31	June 30	September 30

Cash provided by continuing operations	$82,904	$201,596	$212,554	$19,948
Deduct:
Purchase of property, plant and
equipment for upgrade capital	(30,506)	(13,760)	(4,040)	(4,020)
Purchase of property plant and
equipment for expansion initiatives	(68,804)	(61,162)	(86,283)	(10,178)
Add:
Proceeds on the sale of property,
plant and equipment	5,115	5,942	1,887	2,428
Standardized distributable cash(1)	(11,291)	132,616	124,118	8,178
Unfunded long-term incentive plan
compensation	(559)	2,524	(442)	4,786
Distributable cash from continuing operations	$(11,850)	$135,140	$123,676	$12,964
Cash distributions declared	$53,522	$6,408	$–	$–

Per diluted unit information:
Cash distributions declared	$0.39	$0.04	$–	$–
Standardized distributable cash(1)(2)	$(0.08)	$0.63	$0.48	$0.03
Distributable cash from continuing
operations(1)(2)	$(0.08)	$0.64	$0.48	$0.05

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)	2007	2008
Quarters ended	December 31	March 31	June 30	September 30

Cash provided by continuing operations	$78,474	$57,307	$200,458	$3,241
Deduct:
Purchase of property, plant and
equipment for upgrade capital	(9,241)	(2,814)	(8,864)	(17,270)
Purchase of property plant and
equipment for expansion initiatives	(28,264)	(20,654)	(22,480)	(58,187)
Add:
Proceeds on the sale of property,
plant and equipment	1,236	1,303	2,143	1,879
Standardized distributable cash(1)	42,205	35,142	171,257	(70,337)
Unfunded long-term incentive plan
compensation	(1,817)	469	(2,166)	93
Distributable cash from continuing operations	$40,388	$35,611	$169,091	$(70,244)
Cash distributions declared	$69,166	$49,046	$49,045	$49,046

Per diluted unit information:
Cash distributions declared	$0.55	$0.39	$0.39	$0.39
Standardized distributable cash(1)(2)	$0.31	$0.26	$1.27	$(0.52)
Distributable cash from continuing
operations(1)(2)	$0.30	$0.26	$1.25	$(0.52)
(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)	Distributable cash calculations per diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Nine months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2009	2008	2008

Cash provided by continuing operations (A)	$434,098	$261,006	$343,910
Net earnings (B)	$186,588	$210,354	$302,730
Distributions declared (C)	$6,408	$147,137	$224,688
Excess of cash provided by continuing operations
over distributions declared (A-C)	$427,690	$113,869	$119,222
Excess of net earnings from operating activities over
distributions declared (B-C)	$180,180	$63,217	$78,042

Precision has initiated a number of cost reduction and cash generation plans designed to strengthen its capability to reduce net long-term debt and improve its underlying credit quality and capital structure. The near-term management strategy involves retaining funds from available distributable cash to repay debt and fund required capital expenditures and finance working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars,
except per unit amounts)	2008	2009

Quarters ended	December 31	March 31	June 30	September 30

Revenue	$335,049	$448,445	$209,597	$253,337
EBITDA(1)	134,795	169,387	59,260	85,739
Net earnings:	92,376	57,417	57,475	71,696
Per basic unit(2)	0.67	0.30	0.23	0.26
Per diluted unit(2)	0.66	0.27	0.22	0.25
Cash provided by continuing operations	82,904	201,596	212,554	19,948
Distributions declared	$77,551	$6,408	$–	$–

	2007	2008

Quarters ended	December 31	March 31	June 30	September 30

Revenue	$248,726	$342,689	$138,514	$285,639
EBITDA(1)	103,351	147,347	35,574	118,820
Net earnings:	89,329	106,266	21,739	82,349
Per basic unit(2)	0.66	0.79	0.16	0.61
Per diluted unit(2)	0.66	0.79	0.16	0.61
Cash provided by continuing operations	78,474	57,307	200,458	3,241
Distributions declared	$99,348	$49,046	$49,045	$49,046
(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)	Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

PRECISION DRILLING TRUST

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to EBITDA.

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

EBITDA	$85,739	$118,820	$314,386	$301,741
Add (deduct):
Depreciation and amortization	(30,378)	(22,798)	(102,549)	(60,559)
Foreign exchange	63,486	2,626	105,055	3,751
Financing charges	(29,396)	(2,288)	(112,947)	(6,571)
Income taxes	(17,755)	(14,011)	(17,357)	(28,008)
Net earnings	$71,696	$82,349	$186,588	$210,354

Operating earnings

Management believes that in addition to net earnings, operating earnings as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed. Operating earnings as calculated by Precision was changed in the year and it now excludes the effects of foreign exchange. The revised calculation is a better reflection of results from operations without consideration as to how results were impacted by foreign exchange.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to operating earnings.

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Operating earnings	$55,361	$96,022	$211,837	$241,182
Add (deduct):
Foreign exchange	63,486	2,626	105,055	3,751
Financing charges	(29,396)	(2,288)	(112,947)	(6,571)
Income taxes	(17,755)	(14,011)	(17,357)	(28,008)
Net earnings	$71,696	$82,349	$186,588	$210,354

MANAGEMENT'S DISCUSSION AND ANALYSIS

Standardized distributable cash, distributable cash from continuing operations, standardized distributable cash per diluted unit and distributable cash from continuing operations per diluted unit

Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064). Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This new section did not have a significant impact on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Precision will be required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from January 1, 2011, the changeover date set by AcSB. Precision has established a Project Team and Steering Committee to oversee the transition to IFRS. A preliminary assessment of impacts of IFRS on the financial reporting process has been completed. The key areas identified that affect financial reporting under IFRS for Precision are:

•	Capital asset componentization

•	Financial statement format and disclosure

•	Provisions

•	Asset Impairments

•	IFRS 1 – first time adoption

Detailed project plans with significant activities and key milestones for the above mentioned key areas have been prepared. A list of capital asset components as required under IFRS have been identified and currently historical cost records are being rebuilt as if capital assets have always been tracked under the componentization methodology. Potential changes to the capitalization and depreciation policy have been identified. Changes to Precision’s enterprise resource planning system (ERP) have been identified and the system has been reconfigured for the required changes. A transition plan for implementation of the ERP system changes has been developed. Cash generating units for purposes of assessing impairment have been identified. Available IFRS 1 elections are being evaluated for impact to the business processes and financial statements at transition date.

The impact on financial statements is being assessed and Precision expects to have draft financial statements prepared in the first half of 2010.

PRECISION DRILLING TRUST

A summary of significant activities and deadlines within the plan along with their current status is as follows:

KEY ACTIVITY		DEADLINES/MILESTONES		STATUS AT SEPTEMBER 30, 2009
Financial statement preparation:
•	Identify differences in Canadian	•	Ready for complete IFRS	•	For the five key areas identified for
	GAAP/IFRS accounting policies		reporting in 2011 financial year		conversion above, detailed differ-
•	Select entity’s continuing IFRS		including comparative financial		ences documented and project
	policies		statements for 2010 financial year		plans prepared and being executed

•	Select entity’s IFRS 1 choices			•	Accounting policy choices
identified and IFRS elections are
•	Develop financial statement format				currently being evaluated for
•	Quantify IFRS 1 disclosures for				potential business process and
	2010				financial statement impact
Infrastructure:
•	Determine and develop IFRS	•	Ready for transition at January 1,	•	IFRS training delivered to IFRS
	expertise needed at all levels		2010 and IFRS reporting at Q1,		project team, key stakeholders
	within the entity		2011		and finance group within Precision

•	Determine and implement	•	Ready for parallel processing of	•	IT impact assessment
	information technology changes		2010 general ledger		completed and project plan is
	needed to be fully IFRS compliant				being executed
Business policy assessment:
•	Identify impact on financial	•	If needed, renegotiate/redefine	•	Identification of GAAP related
	covenants and renegotiate/redefine		covenants by end of Q3, 2010		covenants underway
as needed
		•	Update compensation plans by	•	Impact of IFRS conversion on
•	Identify impact on compensation		Q4, 2010		compensation plans and
	plans and change as required				customer and supplier contracts
		•	Renegotiate and amend customer		will be assessed in the first half
•	Evaluate impact on customer and		and supplier contracts by Q3,		of 2010
	supplier contracts		2010 if needed
Control environment:
•	Assess impact on design and	•	Update business process and IT	•	Identification of material process
	effectiveness of internal control		controls documentation by end of		changes underway
	over financial reporting		Q4, 2010

•	Assess impact on design and	•	Update CEO/CFO certifications
	effectiveness of disclosure		process by end of Q4, 2010 for
	controls and procedures		SOX 302

MANAGEMENT'S DISCUSSION AND ANALYSIS

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of September 30, 2009 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at September 30, 2009.

During the quarter ended September 30, 2009 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to: natural gas production is expected to be down by the end of 2009; positive trends for customer cash flows may reflect an inflection point; expectations that the United States supply of natural gas will show significant declines leading to increased demand for drilling; low levels of utilization may persist; Precision’s expectations as to the number of rigs running and the number of term contracts that exist and may be honoured; and that Precision’s fleet has been positioned in growth basins expected to provide eventual opportunity.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

PRECISION DRILLING TRUST